Exhibit 10.1

Welbilt, Inc. 2227 Welbilt Boulevard New Port Richey, FL 34655 USA T +1.727.375.7010 www.welbilt.com

October 25, 2018

Mr. William C. Johnson
c/o Welbilt, Inc.
2227 Welbilt Boulevard
New Port Richey, Florida  34655

Dear Bill:

On behalf of the Board of Directors (the “Board”) of Welbilt, Inc. (the “Company”), I am pleased to offer you employment with the Company, including the positions of President and Chief Executive Officer of the Company as further described in this offer letter (“Offer Letter”).  If you accept this Offer Letter, your first day of employment with the Company will be October 29, 2018, or on such other date to which we may mutually agree (“Start Date”).  This Offer Letter confirms the material terms of your employment arrangement with the Company as previously discussed with you.

Positions and Titles; Reporting Responsibilities
You will be elected to the positions of President and Chief Executive Officer (“CEO”), and will commence serving as an executive officer of the Company, effective as of the day immediately following the day upon which the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 is filed with the Securities and Exchange Commission (the “November Effective Date”).  You will serve as CEO-elect from the Start Date until the November Effective Date, but will not be an executive officer of the Company during such period.  In addition, you will be appointed as a member of the Company’s Board of Directors (“Director”), effective as of the Start Date, until your successor as a Director is elected and qualified or until your earlier death, resignation or removal from such office.  Your initial term as a Director is expected to end at the Company’s 2019 annual meeting of shareholders.  The Company currently expects that you will be re-nominated for service as a Director each year while serving as CEO.  You will not receive any additional compensation or benefits for your service as a member of the Board.  During your service as CEO, you will report to the Board and will work primarily at the Company’s office on Welbilt Boulevard in New Port Richey, Florida.  While you are employed by the Company, you will devote substantially all of your business time and efforts (i.e., not less than approximately 90% of your business time and efforts) to the service of the Company.  Your appointment as a Director and your election as CEO is subject to approval by the Board.

Annual Base Salary Rate
As of the Start Date, your base salary will be $820,000 per year (“Base Salary”), which will be paid to you substantially in accordance with the Company’s normal payroll procedures in U.S. Dollars subject to applicable payroll deductions and tax withholdings. Your Base Salary will to subject to potential increase from time-to-time as approved by the Board or an appropriate committee of the Board.

Annual Short-Term Incentive Compensation
Beginning in 2019, for each Company fiscal year during employment, you will be eligible to participate in the Company’s annual short-term incentive compensation program (“STIP”) on terms substantially similar as those that apply to other executive officers of the Company.  Your target STIP award opportunity will be equal to 110% of your Base Salary (for target achievement of applicable performance goals) and your maximum STIP award opportunity will be equal to 220% of your Base Salary (for maximum achievement of applicable performance goals).  There will be no guaranteed payment level for your STIP award.  Target and maximum STIP opportunities will be subject to potential increases from time-to-time as approved by the Board or an appropriate committee of the Board.

Any STIP awards granted to you will be otherwise subject to the terms and conditions of the applicable plan or program documentation or as otherwise approved by the Board or an appropriate committee of the Board for STIP awards.  Each STIP award opportunity grant and payout will be subject to the specific approval of the Board or an appropriate committee of the Board.

Annual Long-Term Incentive Compensation
Beginning in 2019, for each Company fiscal year during employment, you will be eligible to participate in the Company’s annual long-term incentive compensation program (“LTIP”) on terms substantially similar as those that apply to other executive officers of the Company.  Your target LTIP award opportunity will be equal to 300% of your Base Salary (for 100% vesting of service-based awards and target achievement of applicable performance goals for performance-based awards), valued as reasonably determined by the Board or an appropriate committee of the Board at the time of grant of the applicable awards.  There will be no minimum or guaranteed LTIP award opportunity payout.  Target and maximum LTIP award opportunities will be subject to potential increase from time-to-time as approved by the Board or an appropriate committee of the Board.

Any LTIP awards granted to you will be otherwise subject to the terms and conditions of the applicable plan or program documentation or as otherwise approved by the Board or an appropriate committee of the Board for LTIP awards, including performance metrics/goals and performance periods for performance-based awards.  Each LTIP award grant and payout will subject to the specific approval of the Board or an appropriate committee of the Board.

Employee Benefits; Vacation Allowance
While you are employed by the Company, you will be eligible to participate, on substantially the same basis as other Company employees, in the Company’s health, welfare and other benefits (such as insurance, vacation and other benefits) arrangements and programs in which employees of the Company are generally eligible to participate, in accordance with the terms of such plans, arrangements and programs in effect from time-to-time.  Furthermore, you are eligible to take up to four weeks of paid vacation each year.  The Company reserves the right to change, alter or terminate any benefit plan or program in its sole discretion.

Perquisites and Personal Benefits
The Company will provide you perquisites and personal benefits, including those provided in this paragraph, on terms substantially similar to those that apply for other executive officers of the Company from time-to-time.  You will receive an annual vehicle allowance of $10,800 paid monthly.  You will be reimbursed by the Company for the reasonable cost of one physical examination per year.  You will be reimbursed by the Company for the reasonable cost of your personal income tax preparation and financial planning services for each year ending during the employment arrangement, which reimbursed amount shall not exceed $10,000 in any one year.  You will be eligible for reasonable relocation services and benefits substantially consistent with the Company’s relocation policy in effect from time-to-time.  You will benefit from the Company’s annual payment of reasonable life, accidental death and dismemberment and long-term disability insurance premiums as provided by the Company from time-to-time.

Restrictive Covenants
As an employee of the Company, you will be subject to, and agree to enter into one or more agreements with the Company relating to, standard confidentiality and non-disclosure obligations pursuant to the employment arrangement as well as customary non-competition, non-disparagement, non-solicitation and no-hire covenants during the employment arrangement and for a two-year period (or as otherwise required in the applicable Company agreement) thereafter.  As such, you will be required, as a condition of your employment with the Company, to promptly sign and abide by the Company’s Agreement Regarding Confidential Information, Intellectual Property, Non‑Solicitation of Employees and Non-Compete, a copy of which will be provided to you at the same time as this Offer Letter.  Moreover, this Offer Letter is contingent upon satisfactory completion of all required new hire paperwork and processes.

Severance Benefits Upon Certain Terminations of Employment; Change of Control
Until April 1, 2019, by which date the Company currently expects to have adopted and maintain a severance policy or plan applicable to executive officers of the Company, the severance provisions in this Offer Letter shall apply to you (the “Severance Provisions”).  If, as of April 1, 2019, such a severance policy or plan is not yet in effect, the Severance Provisions shall continue to apply only for an additional three months.

Under this Offer Letter, upon a termination of your employment by the Company without Cause or the termination of your employment by you for Good Reason (and absent Cause), the Company will pay you:  (1) a cash amount equal in value to two times your Base Salary as in effect on that date; plus (2) a cash amount equal in value to one times your target STIP opportunity for the year in which termination occurs (the payments described in (1) and (2), the “Severance Payments”); plus (3) a cash amount equal in value to a pro-rated portion of your STIP actually earned for the year in which termination occurs (based on actual performance and calendar days of service for the year in which termination occurs) in settlement of your STIP opportunity for such year (the “Pro-Rata Annual Incentive”).

The Severance Payments shall be paid in substantially equal biweekly installments with the Company’s regular payroll over the 24-month period following the effective date of termination of employment (provided that the initial and final payments may be a greater or lesser amount so as to conform with the Company’s regular payroll period).  However, any amounts that would be payable prior to the effectiveness of the Release (as defined below) shall be delayed until the Release is effective (i.e., following the applicable revocation period).  Notwithstanding the foregoing, if, as of the date of your separation from service (1) you are a “specified employee” as determined under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then any portion of the Severance Payments that is subject to and not exempt from Section 409A that would otherwise be payable with the first six (6) months following such separation from service shall be delayed until the first regular payroll date of the Company following the six-month anniversary of your separation from service to the extent required for compliance with Section 409A or (2) you are not a “specified employee” as determined under Section 409A or such delay is otherwise not required for compliance with Section 409A, then any portion of the Severance Payments that is subject to and not exempt from Section 409A that would otherwise be payable within the first ninety (90) days after your separation from service shall be paid ninety (90) days after your separation from service (and not promptly following the effectiveness of the Release).  The Pro-Rata Annual Incentive shall be paid no later than March 15 of the year following the year in which the applicable performance period ends.

You will also be eligible to enter into the Company’s current form of Contingent Employment Agreement as previously approved by the Board that in general provides for double-trigger benefits and a three-year protection period.

For purposes of this Offer Letter, “Cause” means any of the following:  (a) conviction for, or entry of a plea of guilty or nolo contendere with respect to, any felony or any crime involving an act of moral turpitude; (b) engaging in any intentional act involving fraud or theft; (c) unreasonable conduct which is materially detrimental to the reputation, goodwill or business operations of the Company; (d) willful neglect of duties or material breach of duties or intentional misconduct in discharging such duties; (e) continued absence from duties without consent after receipt of notification from the Company, other than absence due to legally protected or permitted leave and/or bona fide illness or disability; (f) failure or refusal to comply with the directions of the Board or with the policies, standards and regulations of the Company, provided that such directions, policies, standards or regulations do not require illegal action or failure to act as required by applicable law, regulations or licensing standards; (g) intentional conduct, actions or performance that materially violates the Company’s policies concerning ethics or employee conduct; (h) failure to execute the Agreement Regarding Confidential Information, Intellectual Property, Non-Solicitation of Employees and Non-Competition presented to you in connection with commencement of employment or material breach of any of the restrictive covenants contained in that agreement; or (i) material breach of any term of this Offer Letter.  In all cases, the Company must have delivered a notice of termination that specifically identifies such grounds for termination for Cause and, in the case of grounds pursuant to subsections (c) through (i), you shall have failed to cure such circumstances within thirty (30) days of receipt of such notice.

For purposes of this Offer Letter, “Good Reason” means (a) a material diminution in your position or title, or the assignment of duties to you that are materially inconsistent with your positions or titles; (b) a material diminution in your base salary or incentive/bonus opportunities except for across-the-board temporary salary reductions of ten percent (10%) or less similarly affecting other employees; (c) a change that would require you to relocate to a primary office that is more than fifty (50) miles from the location of your primary office; (d) a material breach by the Company of any of its obligations under this Offer Letter; or (e) any successor to the Company or assignee fails or refuses to assume the Company's obligations under this Offer Letter or assume or replace with a materially equivalent substitute any other material compensation or benefit arrangements between you and the Company.  In all cases, no such event shall constitute Good Reason unless:  (1) you give written notice to the Company specifying the condition or event relied upon for such termination within ninety (90) days of the initial existence of such event; (2) the Company fails to cure the condition or event constituting Good Reason within thirty (30) days following receipt of your notice; and (3) you actually terminate employment within ninety (90) days after the expiration of such cure period.

Release
Your receipt of any severance payments or benefits from the Company is conditioned upon your execution and non-revocation of one or more customary releases of claims in favor of the Company and any of its subsidiaries and affiliates, including all claims of age and other discrimination (collectively, the “Release”), at such times and in such format and manners as reasonably requested by the Company.  The Company will provide the Release to you within fifteen (15) days after your separation from service and you must sign the Release and provide it to the Company before the end of the consideration period set forth in the Release.

Other Executive Compensation or Retirement Plan Participation
You will be eligible to participate in the Company’s non-qualified deferred compensation plan and qualified retirement plan in effect from time-to-time on terms substantially similar to those that apply for other executive officers of the Company

Expense Reimbursement
As an employee, you are authorized to incur (and will be reimbursed for) ordinary and necessary non-perquisite reasonable business expenses in the course of your duties as President and CEO, including reasonable travel expenses, in accordance with the Company’s reimbursement policy as is in effect from time to time, subject to the Company’s prompt receipt of your invoices, which invoices shall be prepared in reasonable detail and in accordance with the Company’s normal practices.  Solely for clarity of compliance with Section 409A, if any reimbursements payable to you are subject to the provisions of Section 409A of the Code, any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and the right to reimbursement will not be subject to liquidation or exchange for another benefit.

Repayment of Certain Benefits
In addition to any terms specifically applicable under the STIP or the Company’s applicable equity compensation plans and related award agreements, you agree that should you voluntarily terminate your employment arrangement with the Company for any reason, you will promptly repay all relocation benefits as follows:  (1) 100% if termination occurs prior to the first anniversary of the date of this Offer Letter; (2) 50% if termination occurs after the first anniversary of the date of this Offer Letter but prior to the second anniversary of the date of the Offer Letter; and (3) 0% if termination occurs after the second anniversary of the date of this Offer Letter.

Indemnification
You will be indemnified for your actions in your service to the Company on substantially the same terms and conditions as apply to other executive officers of the Company.

Nature of Employment
Nothing in this Offer Letter will be construed as a guarantee of continuing employment for any specified period.  Notwithstanding anything in this Offer Letter to the contrary, you will be an at-will employee of the Company.  As such, either you or the Company may terminate your employment with the Company at any time for any reason whatsoever or no reason at all and with or without advance notice.  You will be subject to (or deemed subject to) Company policies applicable to other executive officers of the Company from time-to-time.

General
You are responsible for all federal, state, city or other taxes imposed on compensation and benefits provided pursuant to or otherwise related to the employment arrangement.  The Company may withhold from any amounts payable to you under this Offer Letter or otherwise related to the employment arrangement all federal, state, city or other taxes as the Company or its affiliates is required to withhold pursuant to any applicable law, regulation or ruling.  Notwithstanding any other provision of this Offer Letter, the Company is not obligated to guarantee any particular tax result for you with respect to any payment or benefit provided to you.

This Offer Letter, including the at-will nature of the employment relationship between you and the Company, may be modified or terminated only in a writing signed by both you and an authorized representative of the Company.

To the extent applicable, it is intended that all of the benefits and payments under this Offer Letter satisfy, to the greatest extent possible and to the extent applicable, the exemptions from the application of Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Offer Letter will be construed to the greatest extent possible as consistent with those provisions.  If not so exempt, this Offer Letter (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms.  For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right (if any) to receive any installment payments under this Offer Letter (whether reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment.

This Offer Letter sets forth the complete and exclusive agreement between you and the Company with regard to the matters covered herein and supersedes any prior representations or agreements about such matters, whether written or verbal.  This Offer Letter and all questions arising in connection herewith shall be governed by the laws of the State of Florida, with venue in any court of competent jurisdiction located in the State of Florida.  You and the Company will each pay your respective legal fees related to this Offer Letter and the employment arrangement.  As required by law, this offer of employment is subject to the satisfactory proof of your right to work in the United States.

Nothing in this Offer Letter prevents you from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations.  Furthermore, no Company policy or individual agreement between the Company and you shall prevent you from providing information to government authorities regarding possible legal violations, participating in investigations, testifying in proceedings regarding the Company’s past or future conduct, engaging in any future activities protected under the whistleblower statutes administered by any government agency (e.g., EEOC, NLRB, SEC, etc.) or receiving a monetary award from a government-administered whistleblower award program for providing information directly to a government agency. The Company nonetheless asserts and does not waive its attorney-client privilege over any information appropriately protected by privilege.

Please review this Offer Letter carefully and let me know if you have any questions.  If this Offer Letter is acceptable to you, please sign it below.

Sincerely,

/s/ Cynthia M. Egnotovich

Ms. Cynthia M. Egnotovich
Chairperson of the Board
Welbilt, Inc.

I accept this offer to serve as an employee of the Company, including as CEO, as further described in this Offer Letter if and when the Start Date occurs and agree to the terms and conditions outlined in this Offer Letter.

/s/ William C. Johnson
Mr. William C. Johnson

October 25, 2018
Date